FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number: 001-12033

Nymox Pharmaceutical Corporation

9900 Cavendish Blvd., St. Laurent, QC, Canada, H4M 2V2

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [ X ] Form 40-F [   ]

Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): [   ]

Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ] No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

Nymox Pharmaceutical Corporation

On July 1, 2015 the Board of Directors of Nymox Pharmaceutical Corporation confirmed the appointment of Randall J. Lanham, Esq. as the company’s Secretary and General Counsel. Mr. Lanham has been a board member for eight years and is now reappointed as a board member and an officer.

On July 1, 2015 the Board of Directors of Nymox Pharmaceutical Corporation confirmed the appointment of Erik Danielsen as the company’s Chief Financial Officer. Mr. Danielsen replaces the former CFO, Andre Monette.

On June 16, 2015, the Company completed a financing for a total of $850,000 at prices of $1.25-$1.66. The financing consisted of a private placement of 400,000 shares with a European investor at $1.25 per share and an equity line drawdown from the Company's existing facility consisting of 217,122 shares priced at $1.66 per share. There were no warrants attached to the transactions.

On July 17, 2015, the Company finalized and approved the long-term employment agreement of Dr. Paul Averback as President and Chief Executive Officer. Dr. Averback has not taken a salary since November of 2014. The employment agreement retains the services of Dr. Averback for an initial period of seven years. Dr. Averback has agreed to forgo 100% of his salary until the Company receives a significant increase in its financing to expand its operations and execute its business plans at which time Dr. Averback will have the option to receive a cash salary or to continue the equity compensation. Dr. Averback shall receive restricted stock in lieu of cash salary.

Exhibits

99.1	Dr. Averback Employment Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NYMOX PHARMACEUTICAL CORPORATION
(Registrant)

By: /s/ Paul Averback
Paul Averback
President and Chief Executive Officer

Date: July 17, 2015